# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2929 Arch St., Suite 1703, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 02/26/2026
Filed by CIK 0002057403
Persons authorized to receive notices and communications: Audrey Bartosh, 2942 North 24th Street, Suite 115, #42035, Phoenix, Arizona (AZ), 85016, (866) 365-3277

## Reporting persons
- Ten 31 LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Wyoming (WY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,560,889; sole dispositive power 0; shared dispositive power 5,560,889; aggregate amount beneficially owned 5,560,889 (11.5% of the class)
  Comment: Represents (i) 3,365,299 shares of Common Stock held by Low Time Preference Fund II, LLC and (ii) 1,270,000 shares of Common Stock and 925,590 warrants to purchase shares of Common Stock held by SATS Credit Fund, LP. Ten31 LLC is the investment manager of Low Time Preference Fund II, LLC and SATS Credit Fund, LP, and disclaims beneficial ownership of all shares held by Low Time Preference Fund II, LLC and SATS Credit Fund, LP, except to the extent of its pecuniary interest therein. The calculation is based on 48,307,642 shares of Common Stock outstanding, as set forth in the issuer's Form 10-Q filed November 10, 2025.
- Jonathan Kirkwood (CIK 0002057403): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 256,811; shared voting power 5,560,889; sole dispositive power 256,811; shared dispositive power 5,560,889; aggregate amount beneficially owned 5,817,700 (12% of the class)
  Comment: Represents (i) 3,365,299 shares of Common Stock held by Low Time Preference Fund II, LLC, (ii) 1,270,000 shares of Common Stock and 925,590 warrants to purchase shares of Common Stock held by SATS Credit Fund, LP, and (iii) 256,811 shares of Common Stock held by Jonathan Kirkwood. Jonathan Kirkwood is the co-founder and managing partner of Ten31 LLC, which is the investment manager of Low Time Preference Fund II, LLC and SATS Credit Fund, LP, and disclaims beneficial ownership of all shares held by Low Time Preference Fund II, LLC and SATS Credit Fund, LP, except to the extent of his pecuniary interest therein. The calculation is based on 48,307,642 shares of Common Stock outstanding, as set forth in the issuer's Form 10-Q filed November 10, 2025.
- Low Time Preference Fund II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,365,299; sole dispositive power 0; shared dispositive power 3,365,299; aggregate amount beneficially owned 3,365,299 (7% of the class)
  Comment: The calculation is based on 48,307,642 common shares outstanding, as set forth in the issuer's Form 10-Q filed November 10, 2025.
- Ten31 Join the Fold LLC (CIK 0000203101): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices: 2929 Arch St., Suite 1703, Philadelphia, Pennsylvania (PA), 19103

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Ten31 LLC
Jonathan Kirkwood
Low Time Preference Fund II, LLC
Ten31 Join the Fold LLC
Residence or business address: The principal business address of Ten31 LLC, Low Time Preference Fund II, LLC and Ten31 Join the Fold LLC is Room 21, 1910 21st Avenue S, Nashville, TN 37212, and the principal business address of Jonathan Kirkwood is c/o 2942 North 24th St., Suite 115, #42035, Phoenix, Arizona, 85016.
Present principal occupation or employment: The principal occupation of Dr. Kirkwood is as the co-founder and managing partner of Ten31 LLC. Ten31 LLC is an investment adviser focusing on the bitcoin ecosystem through a suite of funds with various strategies. Ten31 LLC manages Ten31 Join the Fold LLC and Low Time Preference Fund II, LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor any member of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor any member of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ten 31 LLC is organized in the State of Wyoming. Ten31 Join the Fold LLC and Low Time Preference Fund II, LLC are organized in the State of Delaware. Jonathan Kirkwood is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of Common Stock and other instruments came from the working capital of the Low Time Preference Fund II, LLC, , Ten31 Join the Fold LLC and SATS Credit Fund, LP. No borrowed funds were used to purchase the Common Stock, other than borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the shares of Common Stock. Ten31 Join the Fold LLC disposed of all 1,682,670 shares of Common Stock reported in the initial 13D filing on December 19, 2025, 144,311 of which were distributed to Jonathan Kirkwood in exchange for no consideration. Additionally, Dr. Kirkwood obtained beneficial ownership of 112,500 shares through a grant of restricted stock units on June 3, 2025. SATS Credit Fund, LP acquired 520,000 shares of Common Stock in a transaction with the Issuer on February 26, 2026 (as further described in Item 6), and 750,000 shares of Common Stock and 925,590 warrants to purchase shares of Common Stock on March 5, 2025.

Dr. Kirkwood is a director of the Issuer. As such, he participates in the planning and decisions of the board of directors. Dr. Kirkwood may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that Dr. Kirkwood deems material, he may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that he now own or may hereafter acquire. Except as described above, Dr. Kirkwood does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. Dr. Kirkwood reserves the right to formulate plans or make proposals, and to take any actions with respect to his investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the information on the cover pages of this Schedule 13D Amendment No. 1, which is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See the information on the cover pages of this Schedule 13D Amendment No. 1, which is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
SATS Credit Fund LP entered into a transaction with the Issuer on February 26, 2026 pursuant to which it purchased a Senior Unsecured Promissory Note and 520,000 shares of Common Stock from the Issuer for the aggregate purchase price of $13,000,000.

Except as set forth above, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Stock reported by such persons on the cover pages of the Schedule 13D Amendment No. 1 and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Ten31 Join the Fold LLC has never had beneficial ownership of more than five percent of the outstanding shares of Common Stock and accordingly will cease to be a reporting person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
SATS Credit Fund LP entered into a transaction with the Issuer on February 26, 2026 pursuant to which it purchased a Senior Unsecured Promissory Note and 520,000 shares of Common Stock of the Issuer for the aggregate purchase price of $13,000,000.

Additionally, on March 6, 2025, SATS Credit Fund LP received 925,590 warrants to purchase the shares of Common Stock of the Issuer, as disclosed in the Form 5 filing filed by Dr. Kirkwood on February 18, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Statement
Exhibit B: Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on February 26, 2026)

## Signatures
- Ten 31 LLC: /s/ Jonathan Kirkwood, Jonathan Kirkwood, Vice Managing Partner (03/03/2026)
- Jonathan Kirkwood: /s/ Jonathan Kirkwood, Jonathan Kirkwood (03/03/2026)
- Low Time Preference Fund II, LLC: /s/ Jonathan Kirkwood, Jonathan Kirkwood, Vice Managing Partner (03/03/2026)
- Ten31 Join the Fold LLC: /s/ Jonathan Kirkwood, Jonathan Kirkwood, Managing Partner (03/03/2026)